UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of JANAURY, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  January 12, 2007                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           President and CEO


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL


                                                                January 12, 2007

                             REPORT TO SHAREHOLDERS

Dear Shareholders:

We are pleased to provide this report to our shareholders on our activities for the year ended August 31, 2006 and through to January 12, 2007.

This was an exciting year of new direction and focus. During fiscal 2006 the Company focused on initial exploration and land holding consolidation of its core project, the Sherridon VMS district, as well as continued identification and evaluation of potential new acquisitions, resulting in a new and exciting joint venture with Goldcorp Inc., being the West Red Lake Gold District. The
Company's growth strategy is to develop a diversified portfolio of mining projects.

Throughout 2006 the Company successfully consolidated the whole Sherridon VMS District under its control, consisting of approximately 14,750 hectares staked by Halo, 2,072 hectares purchased from Endowment Lakes (2002) Limited Partnership and 4,014 hectares under option, totaling 20,836 hectares. The most significant of these option agreements are with HudBay Minerals Inc., which allow the Company to acquire 100% of the substantial Jungle and Park copper-zinc deposits. The district currently hosts approximately 11 metric tonnes of historic copper-zinc resources. The Sherridon District is considered to be highly prospective for new VMS discoveries and to have a largely untested gold potential. Future development is greatly facilitated by existing infrastructure such as the existing rail link to HudBay's mining/metallurgical complex in Flin Flon, Manitoba, good road access and a power line.

An exploration team was assembled and during the past year has completed a compilation of government assessment data and also detailed historic exploration data provided by HudBay; 2,684 line km of VTEM geophysical survey covering the entire district at 100m line spacing; detailed geological mapping and prospecting within specific target areas in the vicinity of the existing deposits; lithogeochemical sampling program to "fingerprint" primary types of alteration within areas of known mineralization; key historical drill hole information for the Bob, Jungle, Park and Cold deposits have been recovered and preliminary geological modeling completed; preliminary data processing of the airborne geophysical data was carried out with early results revealing 122 new EM conductors.

In October, the Company was selected and agreed to conduct joint research in the Government of Canada's national Targeted Geoscience Initiative III (TGI-3) Program. In November, a drill program designed to test numerous, previously untested VMS target areas commenced. Drilling is currently ongoing and will continue throughout 2007.

Over the next two years, using the best available technology, the Company will apply a fully integrated and multi-disciplined approach to systematically and efficiently complete the primary drill testing of all newly identified exploration areas in the Sherridon VMS district. It will also complete a thorough exploration program within and adjacent to all the existing historic resource areas with a view to increase the quality and quantity of the resources sufficiently to support a bankable feasibility study. Over the next 12 months, all historic resources will be brought into NI 43-101 compatible resource categories. A preliminary economic evaluation will also be conducted to define the requirements for production feasibility.

On June 20, 2006, the Company completed a formal option agreement with Goldcorp Inc. on its Middle Bay, Pipestone Bay and Biron Bay properties (collectively the "West Red Lake Property") located in Ball Township, Red Lake, Ontario.

                                                                     cont'd.....


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                                      - 2 -


The Red Lake greenstone belt is host to the richest gold deposit in the world. The high-grade zone at the Red Lake Mine contains 4.6 million ounces at a grade of 2.35 oz/ton gold. The Red Lake Camp has produced over 20 million ounces and is currently being explored by a number of senior gold companies that include AngloGold, Teck Cominco, Barrick and Goldcorp.

The West Red Lake Property is located about 32 km west of the prolific Campbell and Red Lake Mines in the Red Lake Camp. The property covers widespread gold mineralization from surface showings and small gold deposits. Historical exploration carried out on the property returned significant surface gold values including up to1.87 opt over 1.8 meters and 0.38 opt over 7.3 meters respectively. The property has now been consolidated into a larger package of contiguous claims under Halo ownership.

Exploration activities carried out in 2006 include a total of 97 rock samples and sampling of old trenches successfully confirmed the presence of significant gold, silver and copper mineralization, with results such as 22.7 g/t Au, 106 g/t Ag and 3.63% Cu. In early 2007, the Company plans to carry out 25 line km of grid work to be followed-up with detailed induced polarization (IP) and magnetometer surveying and diamond drilling of the highest priority targets.

During 2006 exploration work carried out at the company's Duport project consisted of reconnaissance mapping and sampling program over a portion of the East Group of claims. The program was used in part, to follow-up on detailed high-resolution EM and magnetic surveying carried out by Fugro Airborne Surveys in 2005. Anomalous gold values have been returned from limited sampling of sulphide-bearing intrusive rocks corresponding to an area showing a uniform low magnetic signature and subtle EM response.

With the primary focus on the Sherridon Project, the Company decided to rationalize its holdings in other property holdings. In May of 2006 the Company concluded an agreement for the sale of its 50% interest in the Bachelor Lake property to its joint venture partner Metanor Resources for $4 million. In November the company received a $2 million non-refundable deposit from Metanor with the balance due over 2007. The sale of Bachelor Lake allows Halo to focus its attention and resources on its ongoing exploration & development of the Sherridon project and West Red Lake properties.

In October, 2006, the Company announced the closing of a $1.54 million brokered financing. The funding will be used for exploration and development and general working capital purposes.

With the current and continued climate of strong commodity prices, the addition of the Sherridon Project, combined with continued aggressive exploration and development to be carried out at Sherridon and West Red Lake, 2007 holds to be an exciting year. To further diversify the Company's portfolio of advanced projects and further increase shareholder value the Company is carrying out an ongoing program of property identification, examination and acquisition.

We would like to thank our shareholders for remaining loyal to the Company over the years. We feel that the achievements made in 2007 will provide a solid base for growth and development for the Company.

On Behalf of the Board,

/s/ MARC CERNOVITCH

Marc Cernovitch
President & CEO

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